Exhibit (a)(5)(F)

UNITED STATES DISTRICT COURT
DISTRICT OF MINNESOTA

LR TRUST, On Behalf of Itself and All Others	)	Case No.
Similarly Situated,	)
)
Plaintiff,	)	CLASS ACTION COMPLAINT
v.	)
)
ARCTIC CAT INC., CHRISTOPHER T. METZ, KENNETH J. ROERING, JOSEPH F. PUISHYS, KIM A. BRINK, TONY J. CHRISTIANSON, ANDREW S. DUFF and SUSAN E. LESTER,	)	JURY TRIAL DEMANDED
)
)
)
)
Defendants,	)
)

Plaintiff LR Trust (“Plaintiff”), by its undersigned counsel, alleges upon knowledge with respect to itself and upon information and belief based upon, inter alia, the investigation of counsel, as to all other allegations herein, as follows:

NATURE AND SUMMARY OF THE ACTION

1.                                      Plaintiff, a holder of common stock of Arctic Cat Inc. (“Arctic Cat” or the “Company”), brings this action against the Company and its Board of Directors (the “Board” or the “Individual Defendants”), for violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Arctic Cat will be acquired by Textron Inc. (“Textron”) through its wholly owned subsidiary, Aces Acquisition Corp. (“Purchaser”) (the “Proposed Transaction”).

2.                                      On January 25, 2017, Arctic Cat issued a press release announcing entry into an Agreement and Plan of Merger dated January 24, 2017 (the “Merger Agreement”) to sell Arctic

Cat to Textron. Under the terms of the Merger Agreement, Textron will acquire all outstanding shares of Arctic Cat for $18.50 in cash per share of Arctic Cat common stock (the “Merger Consideration”). Textron, through Purchaser, commenced the Tender Offer on February 2, 2017. The Tender Offer is scheduled to expire at 5:00 p.m. New York City Time on March 3, 2017. The Proposed Transaction is valued at approximately $247 million.

3.                                      On February 2, 2017, Arctic Cat filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (the “Recommendation Statement”) that omitted or misrepresented material information regarding the Proposed Transaction in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act. The Recommendation Statement, which recommends that Arctic Cat stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) Arctic Cat management’s projections, utilized by the Company’s financial advisor, Robert W. Baird & Co. Incorporated (“Baird”) in its financial analyses; (ii) the valuation analyses performed by Baird in connection with the rendering of its fairness opinion; and (iii) the background and sale process leading up to the Proposed Transaction. The failure to adequately disclose such material information constitutes a violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act as stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction.

4.                                      In short, the Proposed Transaction will unlawfully divest Arctic Cat’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5.                                      This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act because the claims asserted herein arise under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act.

6.                                      This Court has jurisdiction over defendants because Arctic Cat is incorporated and headquartered in Minnesota and each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.                                      Venue is proper under 28 U.S.C. §1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.                                      Plaintiff is, and was all times relevant hereto, a stockholder of Arctic Cat.

9.                                      Defendant Arctic Cat is a Minnesota corporation with its principal executive offices located at 500 North 3rd Street, Minneapolis, Minnesota 55401. Arctic Cat designs, engineers and manufactures all-terrain vehicles, side-by-sides and snowmobiles.  The Company’s common stock is traded on the NASDAQ under the ticker symbol “ACAT.”

10.                               Defendant Christopher T. Metz (“Metz”) has been President and Chief Executive Officer (“CEO”) of the Company since December 2014 and a director of the Company since 2014.

11.                               Defendant Kenneth J. Roering (“Roering”) is Chairman of the Board and has been a director of the Company since 1996.

12.                               Defendant Joseph F. Puishys (“Puishys”) has been a director of the Company since 2012.

13.                               Defendant Kim A. Brink (“Brink”) has been a director of the Company since 2015.

14.                               Defendant Tony J. Christianson (“Christianson”) has been a director of the Company since 2009.

15.                               Defendant Andrew S. Duff (“Duff”) has been a director of the Company since 2015.

16.                               Defendant Susan E. Lester (“Lester”) has been a director of the Company since 2004.

17.                               Defendants Metz, Roering, Puishys, Brink, Christianson, Duff and Lester are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

18.                               Textron is a Delaware corporation with its principal place of business at 40 Westminster Street, Providence, Rhode Island 02903. Textron is an American global aerospace, defense, security and advanced technologies industrial company. Textron’s common stock is traded on the New York Stock Exchange under the ticker symbol “TXT.”

19.                               Purchaser is a Minnesota corporation and an indirect wholly-owned subsidiary of Textron.

CLASS ACTION ALLEGATIONS

20.                               Plaintiff brings this action individually and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all holders of the common stock of Arctic Cat, and their successors in interest, who have been and will be harmed by the wrongful conduct of the defendants as alleged herein (the “Class”). The Class excludes defendants, and any person, firm, trust, corporation or other entity related to, affiliated with, or controlled by any of the defendants, as well as the immediate families of the Individual Defendants.

21.                               This action is properly maintainable as a class action.

22.                               The Class is so numerous that joinder of all members is impracticable. As of January 31, 2017, the total number of issued and outstanding Arctic Cat shares was 13,061,142. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

23.                               Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member, including, among others:

(a)                                 whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)                                 whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c)                                  whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)                                 whether Plaintiff and the Class would suffer irreparable injury were the Proposed Transaction consummated as presently anticipated;

24.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26.                               Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

Company Background

27.                               Arctic Cat is a Minnesota corporation which was founded in 1960. The Company designs, engineers, manufactures and markets snowmobiles, all-terrain vehicles (“ATVs”) and recreational off-highway vehicles (“side-by-sides” or “ROVs”). The Company also provides related parts, garments and accessories under the Arctic Cat and MotorFist brand names.

28.                               Arctic Cat markets its products through independent dealers located throughout the United States, Canada, and Europe and distributors representing dealers in Europe, Russia, South America, the Middle East, China, Asia and other international markets.

29.                               Arctic Cat produces a full line of snowmobiles, consisting of 60 models currently categorized as Trail, Crossover, Mountain, Touring and Utility. The Company’s original focus, snowmobiles, continue to account for a significant portion of Arctic Cat’s sales. Indeed, for fiscal years ending March 31, 2016, 2015 and 2014, snowmobiles accounted for 41%, 43% and 39%, respectively, of the Company’s net sales.

30.                               The Company introduced its first ATV in December 1995. Its product line has since grown to 28 models, including youth, competition, sport, recreation, 2-Up Trail and utility models.

31.                               Arctic Cat expanded into side-by-sides in 2006 with the Prowler — a utility model with a large rear, mainly intended for utility and farm use. The Company subsequently launched the Wildcat 1000 sport model ROV in 2012 and has continued to expand its Wildcat line. ATVs and ROVs collectively accounted for 44%, 41% and 45% of the Company’s net sales for fiscal years ending March 31, 2016, 2015 and 2014, respectively.

The Sale Process

32.                               In late May 2016, Textron’s CEO, Scott Donnelly (“Donnelly”), contacted defendant Metz to inform him that Textron was continuing its expansion into the powersports industry and was interested in acquiring Arctic Cat. In early June 2016, defendant Metz informed Donnelly that the Board did not believe it was an appropriate time to engage in such discussions given the Company’s focus on pursuing its business plan.

33.                               On August 16, 2016, Donnelly informed defendant Metz that Textron would be submitting a non-binding indication of interest to acquire Arctic Cat for $20.00 per share in cash.

34.                               On August 30, 2016, the Board engaged Baird as a financial advisor to address strategic alternatives, assist the Company in evaluating its debt capital structure and review potential refinancing and debt capital raising options.

35.                               On October 6, 2016, Arctic Cat and Textron executed a confidentiality agreement. Between October 2016 and January 2017, Textron conducted due diligence of the Company and the parties held telephonic meetings to discuss Arctic Cat’s financial forecasts and other diligence matters.

36.                               On December 7, 2016, Donnelly informed defendant Metz of Textron’s continued interest in acquiring the Company at a purchase price of $20.00 per share in cash. Following discussions at two board meetings on December 9 and December 13, 2016, the Board determined to continue discussions with Textron instead of seeking potential third party bidders.

37.                               On December 23, 2016, Textron delivered a revised indication of interest to acquire the Company for $21.00 per share in cash. Over the next few days, Baird, Textron and defendants Metz and Roering engaged in discussions regarding the terms of Textron’s proposal. Despite Textron’s refusal to include a go-shop provision in the deal, the Company continued to engage in discussions solely with Textron, rather than contact other potential parties.

38.                               On January 17, 2017, Arctic Cat provided Textron with preliminary results for the third fiscal quarter ended December 31, 2016, leading Textron to submit a reduced final offer price of $18.50 per share on January 19, 2017. Over the next few days, the parties and their advisors negotiated the terms of the Merger Agreement.

39.                               On January 23, 2017, the Board appointed the Minnesota Act Committee (the “Committee”) to review the Proposed Transaction. The Committee is comprised of defendants Roering, Brink, Christianson, Duff, Lester and Puishys. Baird rendered its fairness opinion and each of the members of the Committee and the Board approved the Proposed Transaction. The next day, Arctic Cat and Textron finalized and executed the Merger Agreement.

The Proposed Transaction

40.                               On January 25, 2017, Arctic Cat issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

MINNEAPOLIS—Jan. 25, 2017— Arctic Cat Inc. (NASDAQ: ACAT) today announced that it has signed a definitive merger agreement under which Textron Inc. (NYSE: TXT) will acquire Arctic Cat in a cash transaction valued at approximately $247 million, plus the assumption of existing debt. Under the terms of the agreement, which was unanimously approved by the Arctic Cat board of directors, Textron, through a wholly owned subsidiary, will commence a tender offer to purchase all outstanding shares of Arctic Cat at $18.50 per share in cash, representing a 40.7 percent premium to the closing price of Arctic Cat’s common stock on January 20, 2017. Arctic Cat anticipates that tender offer materials will be provided to shareholders no later than February 7, 2017. The completion of the acquisition is subject to customary conditions and regulatory approvals.

* * *

Arctic Cat will become part of Textron’s Specialized Vehicles business, maintaining its iconic Arctic Cat brand, as well as its current manufacturing, distribution and operational facilities, with a focus on growing the business. Arctic Cat and Textron Specialized Vehicles have complementary product portfolios of recreational, utility and specialized vehicles. The combined businesses will be well positioned to be a powersports industry leader with a wider product line-up, and allow for more aggressive investment in product development, dealer networks, marketing and customer service.

Metz added: “We are proud of the progress our team has made to lay the foundation for Textron to continue taking this company forward. Textron plans to build on Arctic Cat’s strong brand and history of innovation. We expect many Arctic Cat employees to benefit from expanded career opportunities as part of a larger, more diversified company. On behalf of the Arctic Cat board and management team, we thank our dedicated employees for their hard work, commitment and pride in making Arctic Cat an enduring competitor and beloved brand in the powersports market. We are excited about Arctic Cat’s future.”

Insiders’ Interests in the Proposed Transaction

41.                               Arctic Cat insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers will receive unique benefits from the Proposed Transaction not available to Plaintiff and the public stockholders of Arctic Cat.

42.                               For example, as a result of the Proposed Transaction, Company management and the Board members will receive an immediate payday as a result of the accelerated vesting of any unvested Company stock options, restricted stock units and restricted stock awards — benefits not available to the Company’s public stockholders.

43.                               Additionally, if they are terminated in connection with the Proposed Transaction, Arctic Cat’s named executive officers stand to receive significant payments in the form of golden parachute compensation, as set forth in the following table:

Name	Cash ($)(1)		Equity ($)(2)		Perquisites/ Benefits ($)(3)		Total ($)
Christopher T. Metz	4,886,000	(4)	1,598,940	(5)	67,340	(6)	6,552,280
Christopher J. Eperjesy	1,652,868	(7)	466,231	(8)	64,775	(9)	2,183,874
Tracy J. Crocker	953,909	(10)	298,507	(11)	60,014	(12)	1,312,430
Greg Williamson	958,173	(13)	357,746	(14)	63,981	(15)	1,379,900
Bradley D. Darling(16)	—		—		—		—

The Recommendation Statement Contains Numerous Material Misstatements or Omissions

44.                               On February 2, 2017, the defendants filed the materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Arctic Cat’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Proposed Transaction.

45.                               Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning (i) Arctic Cat management’s projections, utilized by the Company’s financial advisor, Baird, in its financial analyses; (ii) the valuation analyses performed by Baird in connection with the rendering of its fairness opinion; and (iii) the background and sale process leading up to the Proposed Transaction. Accordingly, Arctic Cat stockholders are being asked to tender their shares in connection with the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning Arctic Cat’s Financial Projections

46.                               With respect to Arctic Cat’s projections provided by Arctic Cat management and relied upon by Baird in performing its analyses, the Recommendation Statement discloses projections for various non-GAAP metrics including Adjusted EBITDA and Unlevered Free Cash Flow, but fails to provide line item projections for the metrics used to calculate these nonGAAP measures or otherwise reconcile the non-GAAP projections to GAAP. The omission of the aforementioned line item projections renders the non-GAAP projections included in the Recommendation Statement materially misleading and incomplete.

47.                               The importance of reconciling between GAAP and non-GAAP financial measures has long been widely acknowledged. The SEC adopted “Regulation G” in 2003, in response to the mandate set forth in Section 401(b) of the Sarbanes-Oxley Act that rules be enacted to regulate the use of pro forma financial information. Regulation G prohibits the use of nonGAAP financial measures outside of SEC filings unless they are accompanied by the most directly comparable GAAP accounting measure, as well as a reconciliation of the two. Such reconciliations were deemed necessary to address the proliferation of non-GAAP financial measures lacking a uniform definition and therefore carrying the risk of misleading investors.

48.                               The Recommendation Statement also fails to disclose Arctic Cat’s Unlevered Free Cash Flow for fiscal 2017 and Arctic Cat management’s projection line items that Baird relied on to calculate Unlevered Free Cash Flow for fiscal 2017-2022, including operating income, taxes, depreciation and amortization, change in working capital (excluding cash and debt) and capital expenditures. These material omissions of the best estimates of the Company’s financial future misleads Arctic Cat’s stockholders by providing only selected information. The omissions need to be remedied prior to the expiration of the Tender Offer in order to allow Arctic Cat stockholders to make a fully informed decision on the Proposed Transaction.

49.                               Omission of this material information makes the following Recommendation Statement information false and/or misleading:

(a)                                 From pages 33-34 of the Recommendation Statement:

Projected Financial Information

Arctic Cat’s senior management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, before entering into the Merger Agreement, representatives of Textron received certain forward-looking information concerning Arctic Cat’s anticipated or potential operating performance, and the following projected financial information (the “Forecasts”) were provided to Baird for use in connection with its Fairness Opinion.

Forecasts

($ in millions)	2017E	2018P	2019P	2020P	2021P	2022P	CY 2017P
Net Sales	$573.8	$662.6	$769.1	$908.0	$1,100.5	$1,139.0	$674.6
Gross Profit	$69.7	$111.2	$142.4	$182.5	$232.6	$240.7	$118.9
Adjusted EBITDA(1)	$(28.1)	$15.2	$35.1	$65.2	$107.0	$110.8	$26.3

(1)         Presented on a non-GAAP basis as described below.

Unlevered free cash flow was derived from the estimates and projections relating to the Arctic Cat’s Adjusted EBITDA, or earnings before interest expense, income taxes, depreciation and amortization expense (adjusted to take into account certain non-recurring items), prepared by Arctic Cat in order to calculate Arctic Cat’s tax effected net operating income, which Baird used to calculate further adjusted to arrive at unlevered free cash flow. The unlevered free cash flow information is summarized below.

($ in millions)	2018P	2019P	2020P	2021P	2022P
Unlevered Free Cash Flow(1)	$40.7	$(12.4)	$16.0	$37.9	$50.0

(1)         Presented on a non-GAAP basis. In the course of preparing the Forecasts, Arctic Cat did not develop estimates as to unlevered free cash flow. The unlevered free cash flow was calculated based upon the Forecasts provided by Arctic Cat, as set forth above, as Adjusted EBITDA less depreciation and amortization, less taxes, plus depreciation and amortization, less capital expenditures, less increases in net working capital. Arctic Cat did not deliver estimates as to unlevered free cash flows to Textron.

The Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization expense (EBITDA), adjusted to take into account non-recurring items specified by management, including legal settlements. Adjusted EBITDA is not a financial measure pursuant to GAAP and should not be considered in isolation. Adjusted EBITDA has limitations as an analytical tool because, among other things, Adjusted EBITDA: (1) does not reflect Arctic Cat’s cash expenditures or future requirements for capital expenditures; (2) does not reflect changes in, or cash requirements for, Arctic Cat’s working capital needs; (3) does not reflect cash requirements for income taxes; (4) EBITDA does not reflect interest expense for Arctic Cat’s corporate indebtedness; and (5) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced, and Adjusted EBITDA does not reflect any cash requirements for these replacements. Shareholders are encouraged to review Arctic Cat’s GAAP consolidated financial statements included in its periodic reports filed with the SEC, and Shareholders should not rely solely or primarily on Adjusted EBITDA or any other single financial measure to evaluate Arctic Cat’s liquidity or financial performance calculated and presented in accordance with GAAP.

Material Omissions Concerning Baird’s Financial Analyses

50.                               The Recommendation Statement also describes Baird’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Baird’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Arctic Cat’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Baird’s fairness opinion in determining whether to tender their shares in connection with the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Arctic Cat’s stockholders.

51.                               The Recommendation Statement fails to disclose various material elements of the financial analyses performed by Baird. For example, with respect to Baird’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (a) the individual inputs and assumptions utilized by Baird to derive the discount rate range of 15% to 17%; (b) the implied terminal pricing multiples corresponding to the assumed perpetuity growth rates of 2% to 4%; and (c) Baird’s basis for only using unlevered free cash flows from fiscal year 2018 through 2022 in its analyses (and not 2017).

52.                               In addition, with respect to Baird’s Selected Publicly Traded Company Analysis, the Recommendation Statement fails to disclose the objective selection criteria and the individual multiples for each of the selected public companies analyzed by Baird, as well as any benchmarking analyses Baird performed for Arctic Cat in relation to the selected public companies.

53.                               Similarly, with respect to Baird’s Selected Transactions Analysis, the Recommendation Statement fails to disclose the objective selection criteria and the individual multiples for each of the selected transactions analyzed by Baird, as well as any benchmarking analyses Baird performed for Arctic Cat in relation to the target companies.

54.          Omission of this material information makes the following Recommendation Statement information false and/or misleading:

(a)           From pages 22-25 of the Recommendation Statement:

Selected Publicly Traded Company Analysis

Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

• BRP, Inc.	• Malibu Boats, Inc.

• Brunswick Corporation	• MCBC Holdings, Inc.

• Harley Davidson, Inc.	• Polaris Industries, Inc.

Baird selected these companies based on a review of publicly traded companies that, in Baird’s professional judgment, possessed general business, operating and financial characteristics representative of companies in the industry in which Arctic Cat operates. Baird noted that none of the companies reviewed is identical to Arctic Cat and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the  multiples  of  each  company’s  total  market  value  to  its  LTM  (ended September  30,  2016,  for  all  companies  except  for  BRP,  Inc.,  which  ended October 31, 2016, and MCBC Holdings, Inc., which ended October 2, 2016) and projected calendar year 2017 EBITDA. Stock market and historical financial information for the selected companies was based on publicly available information as of January 19, 2017, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

	Selected Company Multiples
	Low		Mean		Median		High
Adj. EBITDA
LTM	7.0	x	8.7	x	8.7	x	10.5	x
CY 2017P	6.7	x	7.6	x	7.7	x	8.4	x

In addition, Baird calculated the implied per share equity values of the Shares based on the trading multiples of the selected public companies and compared such values to the Per Share Equity Purchase Price of $18.50 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Arctic Cat Equity Value Per Share
	Low	Mean	Median	High
Adj. EBITDA
Applying Selected Company LTM EBITDA Multiples
LTM	N/M	N/M	N/M	N/M
LTM Normalized Margin	$8.28	$11.50	$11.43	$14.96
Applying Selected Company CY 2017P EBITDA Multiples
CY 2017P (Management)	$8.76	$12.09	$12.02	$15.68
CY 2017P (Consensus)	$9.00	$12.39	$12.32	$16.04
Avg. Equity Value per Share	$8.68	$11.99	$11.92	$15.56

Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price implied in the Merger in rendering its opinion.

Selected Transactions Analysis

Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Date Announced	Target	Acquiror

10/12/2016	• Transamerican Auto Parts Company, LLC	• Polaris Industries, Inc.

10/03/2016	• Grand Design RV	• Winnebago Industries, Inc.

07/01/2016	• Jayco, Inc.	• Thor Industries, Inc.

04/18/2012	• Ducati Motor Holding S.p.A.	• AUDI AG

01/08/2008	• Fox Factory, Inc	• Compass Diversified Holdings

12/22/2006	• KTM Power Sports AG	• CROSS Industries AG

Baird chose these acquisition transactions, in its professional judgment, based on a review of completed acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Arctic Cat operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transactions or Arctic Cat, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of each target company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied total purchase price to its adjusted LTM EBITDA. A summary of the implied multiples is provided in the tables below.

	Selected Transaction Multiples
	Low		Mean		Median		High
Adj. EBITDA
LTM	7.6	x	8.8	x	8.7	x	10.9	x

In addition, Baird calculated the implied per share equity values of the Shares based on the acquisition transaction multiples of the selected acquisition transactions and compared such values to the Per Share Equity Purchase Price of $18.50 per Share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Arctic Cat Equity Value Per Share
	Low	Mean	Median	High
Adj. EBITDA
Applying Selected Transaction LTM EBITDA Multiples
LTM	N/M	N/M	N/M	N/M
LTM Normalized Margin	$9.37	$11.78	$11.57	$15.70
CY 2017P (Management)	$9.89	$12.39	$12.17	$16.47
Avg. Equity Value per Share	$9.63	$12.09	$11.87	$16.09

Baird compared the implied per share equity values in the table above with the Per Share Equity Purchase Price implied in the Merger in rendering its opinion.

Discounted Cash Flow Analysis

Baird performed a discounted cash flow analysis utilizing Arctic Cat’s projected unlevered free cash flows (defined as after-tax operating income, plus depreciation and amortization, less increases in net working capital (excluding cash and debt) and capital expenditures, from 2018 to 2022, as provided by Arctic Cat’s senior management. In such analysis, Baird calculated the present values of the unlevered free cash flows from fiscal year 2018 through 2022 by discounting such amounts at rates ranging from 15% to 17%, which are estimates of Arctic Cat’s weighted average cost of capital. Baird calculated the present values of the free cash flows beyond 2022 based on unlevered free cash flow perpetual growth rates ranging from 2% to 4% and discounting the resulting terminal values at rates ranging from 15% to 17%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $12.47 to $18.79 per Share, as compared to the Per Share Equity Purchase Price of $18.50 per Share. Baird compared these implied per share equity values with the Per Share Equity Purchase Price implied in the Merger in rendering its opinion.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to Arctic Cat’s Board of Directors. The preparation of financial analyses and an opinion as to fairness from a financial point of view is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Material Omissions Concerning the Background of the Proposed Transaction

55.          The Recommendation Statement also fails to disclose material information relating to, among other things, the background of the Proposed Transaction, including:

(a)                                 The timing and nature of all communications regarding future employment and directorship of Arctic Cat’s officers and directors, including who participated in all such communications; and

(b)                                 With respect to Baird’s potential conflicts of interest, (i) the details of Baird’s 1.4% “transaction fee”, including the approximate dollar amount Baird is expected to receive; (ii) how much compensation Baird has received for the services provided to Arctic Cat within the past two years, including for “advis[ing] Arctic Cat on the refinancing of its existing debt through a senior secured revolving credit facility”; and (iii) any services performed by Baird for Textron or its affiliates during the prior two years, including the compensation received for those services.

56.                               Omission of this material information makes the following Recommendation Statement information false and/or misleading:

(a)                                 From page 16 of the Recommendation Statement:

Continuing Management. The Board considered the fact that members of management may enter into certain agreements, arrangements or understandings with Textron regarding employment with the Surviving Company or Textron.

(b)                                 From pages 25-26 of the Recommendation Statement:

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to an engagement letter dated December 30, 2016, Baird will receive a transaction fee equal to 1.4% of the transaction value for its services upon consummation of the Transactions. Pursuant to such engagement letter, Arctic Cat has also agreed to pay Baird a fee of $600,000 which was paid upon delivery of its opinion to the Board, and was to be paid regardless of the conclusions reached in such opinion or whether the Transactions are consummated (such fee to be creditable against the transaction fee described above). In addition, Arctic Cat has agreed to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transactions. In the past, Baird has provided financial advisory services to Arctic Cat for which

Baird received customary compensation. Specifically, within the past two years, Baird advised Arctic Cat on the refinancing of its existing debt through a senior secured revolving credit facility for which Baird received customary compensation.

In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, Arctic Cat, Textron or Purchaser or any other party that may be involved in the Transactions and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as Arctic Cat, Textron or Purchaser. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of Arctic Cat (including the Shares), Textron or Purchaser for their own account or the accounts of its customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird has also prepared equity analyst research reports from time to time regarding Arctic Cat and Textron, and may continue to do so, and has served as a market maker in the publicly traded securities of Arctic Cat and Textron. Baird’s Private Wealth Management business unit maintains an ongoing relationship with Textron’s Vice President and Treasurer. In the past 24 months, Baird’s institutional equity trading business unit has received trading commissions of approximately $6.3 million from T. Rowe Price Associates, Inc. and approximately $6.2 million from Fidelity Management & Research Company. Each of T. Rowe and Fidelity beneficially own 5% or more of the Shares. Baird’s fixed income investment management business unit holds fixed income securities of Textron with a par value of $10,000 in separately managed accounts of its clients.

57.                               Defendants’ failure to provide Arctic Cat stockholders with the foregoing material information renders the statements in the “Background of the Transaction,” “Reasons for the Recommendation of the Minnesota Act Committee and Arctic Cat’s Board” and “Opinion of Arctic Cat’s Financial Advisor” sections of the Recommendation Statement false and/or materially misleading and constitutes a violation of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act. The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in connection with the Proposed

Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations of Section 14(d) of the Exchange Act and SEC Rule 14d-9

58.                               Plaintiff repeats all previous allegations as if set forth in full.

59.                               Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Arctic Cat stockholders to tender their shares in the Tender Offer.

60.                               Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

61.                               The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

62.                               Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

63.                               The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

88.                               Plaintiff repeats all previous allegations as if set forth in full.

89.                               Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

90.                               Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender its shares pursuant to the Tender Offer.

91.                               As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender its shares.

COUNT III

Class Claims Against the Individual Defendants for Violation of Section 20(a) of the Exchange Act

92.                               Plaintiff repeats all previous allegations set forth above as if fully set forth herein.

93.                               The Individual Defendants acted as controlling persons of Arctic Cat within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Arctic Cat and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

94.                               Each of the Individual Defendants as controlling persons of Arctic Cat was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

95.                               In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of this document.

96.                               In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

97.                               By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.                                    Declaring this action to be properly maintainable as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.                                    Preliminarily and permanently enjoining defendants and all those acting in concert with them from consummating the Proposed Transaction until the Company and the Individual Defendants disclose all material information regarding the Proposed Transaction;

C.                                    In the event that the Proposed Transaction is consummated, rescinding it or awarding rescissory damages to Plaintiff and the Class;

D.                                    Awarding Plaintiff fees and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses; and

E.                                     Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

DATED: February 8, 2017

Counsel for Plaintiff

ALTMAN & IZEK
By	/s/ Douglas B. Altman	(#13854X)
140 Bassett Creek Business Center
901 North Third Street
Minneapolis, MN 55401
Telephone: (612) 335-3700
E-mail: daltmanlaw@comcast.net

OF COUNSEL:

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
Kelly C. Keenan
1500 Broadway, 16th Floor
New York, New York 10036
Tel.: (212) 682-3025
Fax: (212) 682-3010